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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                            RALLY'S HAMBURGERS, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                          Title of Class of Securities

                                   751203-10-0
                                   -----------
                                 (CUSIP Number)


                                M'Liss Jones Kane
        Senior Vice President, Corporate Counsel and Corporate Secretary

                        Fidelity National Financial, Inc.
                             17911 Von Karman Avenue
                            Irvine, California 92614
                               Tel. (714) 622-5000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)



        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box //.

        Check the following box if a fee is being paid with the statement. //



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                                 SCHEDULE 13D/A

CUSIP NO.: 374503 1 10 0

(1)     NAME OF REPORTING PERSON:

        Fidelity National Financial, Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        IRS No. 86-0498599

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)    [ ]

        (b)    [x]

(3)     SEC USE ONLY

(4)     SOURCE OF FUNDS: Not Applicable

(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)     SOLE VOTING POWER:   1,096,687 (1) (2)

(8)     SHARED VOTING POWER:         0

(9)     SOLE DISPOSITIVE POWER:      1,096,687 (1) (2)

(10)    SHARED DISPOSITIVE POWER:    0

(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON: 1,096,687 (1) (2)

(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  [X]

(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.7% (3)

(14)    TYPE OF REPORTING PERSON: CO

-------------------------
(1) Mr. William P. Foley, II, owns 15.3% of the outstanding Common Stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity. Mr. Foley disclaims beneficial ownership of any of the shares of Common Stock of Rally's held by Fidelity.

(2) Includes $4.38 warrants to purchase 750,000 shares of Common Stock and $2.25 warrants to purchase 346,687 shares of Common Stock.

(3) Based upon 29,330,385 shares of Common Stock outstanding as of the Form 10-Q dated October 6, 1998.



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ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 7 amends Amendment No. 6 on Schedule 13D filed with the Securities and Exchange Commission on December 18, 1997, as heretofore amended (the "Schedule 13D/A") with respect to the Common Stock, par value $0.10 per share (the "Common Stock") of Rally's Hamburgers, Inc., a Delaware corporation ("Rally's" or the "Company"), with its principal executive offices located at 14255 49th Street, North Clearwater, Florida 33762.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D filed with the Securities and Exchange Commission on May 3, 1996 and subsequent Amendment No.'s 1 through 6.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On December 31, 1998 Fidelity sold 2,408,874 shares of Common Stock of Rally's to Santa Barbara Restaurant Group based on the closing price of Rally's on NASDAQ as of December 31, 1998 in exchange for 2,478,000 shares of Santa Barbara Restaurant Group ("SBRG") Common Stock and SBRG received certain shares of another restaurant investment in the transaction valued at the market price on December 31, 1998. The total transaction was valued at $9,447,375.

ITEM 4. PURPOSE OF TRANSACTION

        Item 4 of the Schedule 13D is hereby amended to add a paragraph as follows:

        This transaction is part of Fidelity's overall plan to consolidate its restaurant holdings within Santa Barbara Restaurant Group, a Delaware company in which Fidelity had an investment of 17.6% prior to the transaction and 31.3% following the transaction.

        Except as set forth herein, Fidelity has no current plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Item 4 to this Amendment, which is incorporated herein by this reference.





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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        January 8, 1999            FIDELITY NATIONAL FINANCIAL, INC.



                                   By:  /s/ M'LISS JONES KANE
                                        ----------------------------------------
                                        M'Liss Jones Kane
                                        Senior Vice President, General Counsel
                                        and Corporate Secretary



















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